UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Narwold, Karen G.
   3102 West End Avenue
   Suite 1100
   Nashville, TN  37203
   USA
2. Date of Event Requiring Statement (Month/Day/Year)
   09/15/99
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   UCAR International Inc.
   UCR
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President and General Counsel
6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
___________________________________________________________________________________________________________________________________|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
Common Stock                               |8,540                 |D               |                                               |
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Common Stock                               |708                   |I               |(1)                                            |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
Performance Option (righ|(2)      |01/25/07 |Common Stock, par value|1,746    |$7.60     |D            |                           |
t to buy)               |         |         | $.01 per share        |         |          |             |                           |
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Time Option (right to bu|(3)      |02/08/06 |Common Stock, par value|8,000    |$35.00    |D            |                           |
y)                      |         |         | $.01 per share        |         |          |             |                           |
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Time Option (right to bu|(4)      |02/10/07 |Common Stock, par value|2,000    |$39.31    |D            |                           |
y)                      |         |         | $.01 per share        |         |          |             |                           |
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Time Option (right to bu|02/10/98 |02/10/07 |Common Stock, par value|10,000   |$37.60    |D            |                           |
y)                      |         |         | $.01 per share        |         |          |             |                           |
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Time Option (right to bu|(5)      |09/29/08 |Common Stock, par value|9,000    |$17.06    |D            |                           |
y)                      |         |         | $.01 per share        |         |          |             |                           |
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Tme Option (right to buy|(6)      |12/17/08 |Common Stock, par value|36,000   |$15.50    |D            |                           |
)                       |         |         | $.01 per share        |         |          |             |                           |
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___________________________________________________________________________________________________________________________________|

Explanation of Responses:
1. Represents the number of units attributable to the reporting person's participation in the Company Stock Fund option of the UCAR Carbon Savings
Plan.
2. Performance Options with respect to 1,746 shares originally granteed on January 26, 1995 became exercisable by the reporting person on December 8, 1997 after the Board of Directors authorized immediate vesting of such shares. In addition, on January 26, 1995 the reporting person was granted performance options for 1,745 shares which will become exercisable in January 2000 if certain earnings-based financial targets are met or exceeded in
1999.
3. 2,000 of such options became exercisable on May 2, 1996 and 2,000 of such options became exercisable on
August 28, 1997. In addition, the reporting person was granted 4,000 options which will vest upon the earlier of (i)
the date on which the closing price of the Company's Common Stock has been at least $50 per share for the previous 20 consecutive trading days or (ii) February 8,
2004.
4. 500 of such options became exercisalbe on May 2, 1996 and 500 of such options became exercisable on
August 28, 1997. In addition, the reporting person was granted 1,000 options which will vest upon the earlier of
(i) the date on which the closing price of the Company's common stock has been at least $50 per share for the previous 20 consecutive trading days or (ii) February 10,
2005.
5. Of such options, 3,000 vested on each of May 21, 1999 and July 14, 1999 and the reminaing 3,000 will vest on
September 29,
1999.
6. Of such options, 12,000 vested on each of May 21, 1999 and July 14, 1999 and the remaining 12,000 will vest on December 17,
1999.
SIGNATURE OF REPORTING PERSON
/s/ Karen G. Narwold
DATE
09/22/99